

July 27, 2010

Ronald J. Santilli
Chief Financial Officer
Cutera, Inc.
3240 Bayshore Blvd.
Brisbane, CA 94005

   Re: **Cutera, Inc.**
      Form 10-K for the fiscal year ended December 31, 2009
      Filed March 15, 2010
      File No. 000-50644

Dear Mr. Santilli:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

         Sincerely,

         Martin James
         Senior Assistant Chief Accountant